UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Onvia.com, Inc.

(Name of Subject Company)

Onvia.com, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T-40-3
(CUSIP Number of Class of Securities)

Michael D. Pickett

Chief Executive Officer, Acting Chief Financial Officer and Chairman

Onvia.com, Inc.
1260 Mercer Street
Seattle, Washington 95109
(206) 282-5170
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to

John M. Steel, Esq. Gray Cary Ware & Freidenrich LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104 (206) 839-4800	Henry Lesser, Esq. Gray Cary Ware & Freidenrich LLP 400 Hamilton Avenue Palo Alto, CA 94301 (650) 833-2000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule: N/A*
*Please see explanatory statement on the following page.

On December 10, 2002, DGR Enterprises, Inc. issued a press release announcing that it has abandoned its efforts to acquire Onvia after deciding that it would not extend the December 6, 2002 deadline of its unsolicited acquisition proposal. On the same date, DGR Enterprises, Inc. filed that release under cover of a Schedule TO-C and on December 11, 2002, DGR filed an amendment to its Schedule 13D attaching the same release. In view of the contents of this release, and in the absence of any other circumstances or events that might lead Onvia to conclude that it is required to file any communication or document under Rule 14d-9 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, Onvia does not intend to make any filings on Schedule 14D-9C with respect to its ongoing process of reviewing its strategic alternatives to maximize stockholder value, or otherwise.